# DAIMLER TRUCKS RETAIL TRUST 2022-1
**Investor Report**

Collection Period Ended     31-Dec-2022

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 3 | | | |
| Collection Period (from... to) | 1-Dec-2022 | 31-Dec-2022 | | |
| Determination Date | 12-Jan-2023 | | | |
| Record Date | 13-Jan-2023 | | | |
| Distribution Date | 17-Jan-2023 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Dec-2022 | 17-Jan-2023 | Actual/360 Days | 33 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Dec-2022 | 15-Jan-2023 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 178,880,000.00 | 77,262,322.61 | 46,330,635.65 | 30,931,686.96 | 172.918644 | 0.259004 |
| Class A-2 Notes | 360,000,000.00 | 360,000,000.00 | 360,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 360,000,000.00 | 360,000,000.00 | 360,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 80,000,000.00 | 80,000,000.00 | 80,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **978,880,000.00** | **877,262,322.61** | **846,330,635.65** | **30,931,686.96** | | |
| | | | | | | |
| Overcollateralization | 93,867,344.34 | 93,865,392.63 | 93,865,392.63 | | | |
| Adjusted Pool Balance | 1,072,747,344.34 | 971,127,715.24 | 940,196,028.28 | | | |
| Yield Supplement Overcollateralization Amount | 59,010,660.22 | 51,812,585.44 | 49,438,162.38 | | | |
| **Pool Balance** | **1,131,758,004.56** | **1,022,940,300.68** | **989,634,190.66** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 93,867,344.34 | 8.75% |
| Target Overcollateralization Amount | 93,865,392.63 | 8.75% |
| Current Overcollateralization Amount | 93,865,392.63 | 8.75% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 30,931,686.96 | 172.918644 |
| Class A-2 Notes | 5.070000% | 1,521,000.00 | 4.225000 | 1,521,000.00 | 4.225000 |
| Class A-3 Notes | 5.230000% | 1,569,000.00 | 4.358333 | 1,569,000.00 | 4.358333 |
| Class A-4 Notes | 5.390000% | 359,333.33 | 4.491667 | 359,333.33 | 4.491667 |
| **Total** | | **3,449,333.33** | | **34,381,020.29** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---:|---|---:|
| Principal Collections | 32,715,247.88 | (1) Total Servicing Fee | 852,450.25 |
| Interest Collections | 4,110,555.45 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 167,802.91 | (2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.) | 0.00 |
| Recoveries | 140,804.00 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount | 3,449,333.33 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 108,824.04 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **37,243,234.28** | (6) Regular Principal Distributable Amount | 30,931,686.96 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **37,243,234.28** | (8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2) | 0.00 |
| | | (9) Excess Collections to Certificateholders | 2,009,763.74 |
| | | **Total Distribution** | **37,243,234.28** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 852,450.25 | 852,450.25 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 3,449,333.33 | 3,449,333.33 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2 Notes | 1,521,000.00 | 1,521,000.00 | 0.00 |
|    thereof on Class A-3 Notes | 1,569,000.00 | 1,569,000.00 | 0.00 |
|    thereof on Class A-4 Notes | 359,333.33 | 359,333.33 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 3,449,333.33 | 3,449,333.33 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 30,931,686.96 | 30,931,686.96 | 0.00 |
| Aggregate Principal Distributable Amount | 30,931,686.96 | 30,931,686.96 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,681,868.36 |
| | |
| Reserve Fund Amount - Beginning Balance | 2,681,868.36 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 7,792.14 |
| minus Net Investment Earnings | 7,792.14 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,681,868.36 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 7,792.14 |
| Net Investment Earnings on the Collection Account | 101,031.90 |
| Investment Earnings for the Collection Period | 108,824.04 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,131,758,004.56 | 6,504 |
| Pool Balance beginning of Collection Period | 1,022,940,300.68 | 6,222 |
| Principal Collections | 27,662,458.09 | |
| Principal Collections attributable to Full Pay-offs | 5,052,789.79 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 590,862.14 | |
| Pool Balance end of Collection Period | 989,634,190.66 | 6,087 |
| Pool Factor | 87.44% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 5.07% | 5.04% |
| Weighted Average Number of Remaining Payments | 40.44 | 37.44 |
| Weighted Average Seasoning (months) | 16.34 | 20.23 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 985,592,868.80 | 6,033 | 99.59% |
| 31-60 Days Delinquent | 2,420,224.24 | 34 | 0.24% |
| 61-90 Days Delinquent | 1,420,343.12 | 16 | 0.14% |
| 91-120 Days Delinquent | 200,754.50 | 4 | 0.02% |
| Total | 989,634,190.66 | 6,087 | 100.00% |

| **Delinquency Trigger** | **10.500%** |
|---|---|
| 60+ Delinquency Receivables to EOP Pool Balance | 0.16% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 590,862.14 | 7 | 1,886,112.83 | 17 |
| Principal Net Liquidation Proceeds | 169,947.43 | | 1,087,182.79 | |
| Principal Recoveries | 135,698.94 | | 135,698.94 | |
| Principal Net Loss / (Gain) | 285,215.77 | | 663,231.10 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.340% |
| Prior Collection Period | 0.146% |
| Second Prior Collection Period | 0.138% |
| Third Prior Collection Period | - % |
| Four Month Average | 0.208% |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.059% |
|---|---|
| **Average Net Credit Loss/(Gain)** | 39,013.59 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
|---|---|---|---|---|---|---|
| | Cumulative Loss | | Delinquncies | | | Lifetime |
| Pd. | Gross | Net | 31-60 | 61-90 | 91+ | CPR |
| 1 | 0.09% | 0.02% | 0.07% | 0.02% | - % | 9.59% |
| 2 | 0.11% | 0.03% | 0.24% | 0.03% | 0.01% | 8.33% |
| 3 | 0.17% | 0.06% | 0.24% | 0.14% | 0.02% | 7.67% |